                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                              FASHIONMALL.COM, INC.
--------------------------------------------------------------------------------


                                (Name of Issuer)

                          COMMON STOCK ($.01 PAR VALUE)
--------------------------------------------------------------------------------

                         (TITLE OF CLASS OF SECURITIES)

                                   31186K 10 6

                                 (CUSIP Number)

                      ------------------------------------

                               Kenneth Koch, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                      551 Fifth Avenue, New York, NY 10176
                                 (212) 661-6500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 4, 1999
                  --------------------------------------------

             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 31186K 10 6
---------------------

1        Name of Reporting Person                                    Benjamin Narasin
         S.S. or I.R.S. Identification No.
         of Above Person
     --------------------------------------------------------------------------------------------------------------


2        Check the Appropriate Box if                                (a) [   ]
         a Member of a Group                                         (b) [   ]
     --------------------------------------------------------------------------------------------------------------


3        SEC Use Only
     --------------------------------------------------------------------------------------------------------------


4        Source of Funds                                             PF
     --------------------------------------------------------------------------------------------------------------


5        Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)                  [   ]
     --------------------------------------------------------------------------------------------------------------


6        Citizenship or Place of Organization                        U.S.A.
     --------------------------------------------------------------------------------------------------------------

Number of Shares             7       Sole Voting Power               3,528,100 shares including 100,000
Beneficially Owned by                                                       shares underlying options
Reporting Person With               -------------------------------------------------------------------------------

                             8        Shared Voting Power

                                    -------------------------------------------------------------------------------

                             9        Sole Dispositive Power         3,528,100 shares including 100,000
                                                                            shares underlying options
                                    -------------------------------------------------------------------------------

                             10       Shared Voting Power
     --------------------------------------------------------------------------------------------------------------


11       Aggregate Amount Beneficially
         Owned By Each Reporting Person                              3,528,100
     --------------------------------------------------------------------------------------------------------------

12       Check box if the aggregate Amount
         in Row (11) Excludes Certain Shares                         [   ]
     --------------------------------------------------------------------------------------------------------------


13       Percent of Class Represented by
         Amount in Row (11)                                          46.4%
     --------------------------------------------------------------------------------------------------------------


14       Type of Reporting Person                                    IN


Item 1.           SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the common stock, $.01 per share par value (the "Common Stock"), of fashionmall.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 575 Madison Avenue, New York, New York 10022.


Item 2.           IDENTITY AND BACKGROUND.

         (a)      The name of the person filing (the "Filing Person") this
                  Schedule 13D is Benjamin Narasin.

         (b) The business address of Mr. Narasin is at the Company at 575 Madison Avenue, New York, New York 10022.

         (c) Mr. Narasin is the Chief Executive Officer, President and Chairman of the Board of the Company.

         (d) Mr. Narasin has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Narasin has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Narasin is a citizen of the United States.


Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The source of the funds used for purchases made by Mr. Narasin were personal funds.

Item 4.           PURPOSE OF TRANSACTION.

         On June 4, 1999, Mr. Narasin purchased an aggregate of 8,100 shares of the Company's Common Stock on the open market. Such purchases were made for investment purposes.

         In addition, on June 15, 1999, the Company granted Mr. Narasin fully-vested options to purchase 100,000 shares of Common Stock at an exercise price of $7.00. Such options were issued under the Company's 1999 Stock Option Plan.

         Except as provided herein, the Filing Person has no plans or proposals which would relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

                  (c) a sale or transfer of a material amount of assets of the Company;

                  (d) any change in the present board of directors or management of the Company;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any other material change in the Company's business or corporate structure;

                  (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

                  (j) any action similar to those enumerated above.

         Mr. Narasin intends to evaluate his investments in the securities of the Company and may, from time to time, acquire additional such securities or dispose of such securities.


Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The equity securities to which this statement relates consists of 3,528,100 shares of Common Stock, including 427,500 shares of Common Stock owned by Grant Narasin, the minor son of Mr. Narasin, and 100,000 shares of Common Stock underlying options. Mr. Narasin has voting power over Grant Narasin's shares until April 9, 2018. These equity securities represent approximately 46.4% of the outstanding shares of Common Stock of the Company.

                  (b) Mr. Narasin has the sole power to vote and dispose of the Common Stock owned by him and Grant Narasin.

                  (c) During the 60 days preceding the filing of this report, the only transactions involving Common Stock were as follows:

                  During the past 60 days, Mr. Narasin has made open market purchases of the Common Stock as set forth below:


             DATE                NUMBER OF SHARES           PRICE PER SHARE
             ----                ----------------           ---------------
        June 4, 1999                   5,000                     $7.2187
        June 4, 1999                   3,100                      $7.25


                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Company and Mr. Narasin entered into an option agreement, dated June 15, 1999, pursuant to which Mr. Narasin received fully-vested options under the 1999 Stock Option Plan to purchase 100,000 shares of Common Stock at an exercise price of $7.00 per share.

Item 7.           MATERIALS TO BE FILED AS EXHIBITS.

         1. Stock Option Agreement, dated June 15, 1999, between the Company and Benjamin Narasin.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:   June 21, 1999                            /s/ BENJAMIN NARASIN
                                                --------------------------------
                                                      Benjamin Narasin


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